400 Howard Street
San Francisco, CA 94105
1-800-iShares (1-800-474-2737)
www.iShares.com
December 23, 2022
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
RE:	iShares U.S. ETF Trust (the “Trust”)
(Securities Act File No. 333-179904; Investment Company Act File No. 811-22649)
Request for Withdrawal of Amendment

Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust’s post-effective amendment filed with respect to the iShares Commodity Multi-Strategy ETF (the “Fund”). The post-effective amendment was filed on Form N-1A, as referenced below, and has not become effective as of the date of this letter.

Registered Fund Name	Series Identifier	Post-Effective Amendment No.	Initial Filing Date
iShares Commodity Multi-Strategy ETF	S000064844	448	12/3/2018

The Trust has also filed subsequent 485BXT filings for the sole purpose of extending the original effective date of the initial filing. The most recent 485BXT filing was filed on December 8, 2022 and is scheduled to become effective on January 6, 2023. The Trust also respectfully requests the withdrawal of each 485BXT filing.
Subsequent to the filings, the Trust decided not to go forward with the offering of the Fund as a series of the Trust. No securities were sold in connection with the offering.
If you have any questions, please call Benjamin J. Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.
Very Truly Yours,
iShares U.S. ETF Trust

By:	/s/ Trent W. Walker
Trent W. Walker
Treasurer and Chief Financial Officer